PAGE 1
                    SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C.   20549


                                 FORM 11-K


                               ANNUAL REPORT


                     Pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934


                For The Fiscal Year Ended December 31, 1993

                          Commission File No. 1-996

                (A) Full title of the plan and the address
                  of the plan, if different from that of
                          the issuer named below:


                        GENERAL SIGNAL CORPORATION
                     SAVINGS AND STOCK OWNERSHIP PLAN


                         One High Ridge Park
                        Stamford, Connecticut 06904


                 (B) Name of issuer of the securities held
                   pursuant to the plan and the address
                    of its principal executive office:


                        GENERAL SIGNAL CORPORATION

                            One High Ridge Park
                        Stamford, Connecticut 06904

ITEM 1.  FINANCIAL STATEMENTS AND EXHIBITS.

      (a)   Financial Statements:                         Pages

            Report of Independent Auditors                   4
            Statements of Financial Condition as of
              December 31, 1993 and December 31, 1992       5-6
            Statements of Income and Changes in
              Participants' Equity for the years
              ended December 31, 1993 and December
              31, 1992                                      7-8
            Notes to Financial Statements                   9-19
            All schedules are omitted as the required
              information is presented in the Financial
              Statements.


      (b)   Exhibits:

             4.1   General Signal Corporation Savings and Stock
                   Ownership Plan as amended and restated April
                   18, 1994 (filed herewith).
            23.1   Consent of Ernst & Young (filed herewith).

                                   SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporate Pension Board has duly caused this annual report to be signed by the undersigned thereunto duly authorized.






                        GENERAL SIGNAL CORPORATION
                     SAVINGS AND STOCK OWNERSHIP PLAN



                   BY       /s/ Edgar J. Smith, Jr.
                          Member of the Corporate
                               Pension Board



DATE:  May 11, 1994

                 REPORT OF INDEPENDENT AUDITORS




The Corporate Pension Board
General Signal Corporation:

We have audited the accompanying statements of financial condition of the General Signal Corporation Savings and Stock Ownership Plan as of December 31, 1993 and 1992, and the related statements of income and changes in participants' equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the General Signal Corporation Savings and Stock Ownership Plan at December 31, 1993 and 1992, and the results of its operations and changes in participants' equity for the years then ended in conformity with generally accepted accounting principles.




                             /s/ Ernst & Young





Stamford, Connecticut
March 25, 1994
                             -4-

        PAGE 5

                 GENERAL SIGNAL CORPORATION SAVINGS AND STOCK OWNERSHIP PLAN
                              Statement of Financial Condition
                                       December 31, 1993
Assets                                     Fidelity     Fixed Income    General Signal    S&P
                                           Puritan      Fund            Common Stock      500 Equity
                                           Fund                         Fund              Index Fund     Total


Investments, at market:
  General Signal Corporation Common Stock,
  2,135,440 shares (cost $54,321,249)     $            $                $73,405,750    $                $ 73,405,750
  Bankers Trust S&P 500 Equity Index Fund,
  20,961.65 shares (cost $13,847,792)                                                   20,724,003        20,724,003
  Fidelity Puritan Fund
  1,649,658.40 shares
  (cost $24,825,555)                       25,982,120                                                     25,982,120
  Guaranteed interest contracts (note 2)                 93,238,016                                       93,238,016

Dividends and interest receivable                         2,028,010                                        2,028,010

Cash and Short Term Investments                           4,927,259          18,359              1         4,945,619

Contributions receivable:
  Employee                                    457,150       253,606         613,133        190,052         1,513,941
  Employer                                          0             0         765,422              0           765,422

Other assets                                   12,089        59,238         148,695         13,298           233,320

TOTAL ASSETS                              $26,451,359  $100,506,129     $74,951,359    $20,927,354      $222,836,201


Liabilities and Participants' Equity

Liabilities:
  Advances from General Signal                 70,000       490,000         600,000         80,000         1,240,000
  Distributions payable                     1,521,319     5,225,429       2,296,092        982,872        10,025,712
  Due to/(from) other funds                (1,523,873)    1,566,268         170,677       (213,072)                0
  Other liabilities                                                          18,336                           18,336
Participants' equity                       26,383,913    93,224,432      71,866,254     20,077,554       211,552,153

  TOTAL LIABILITIES &
  PARTICIPANTS' EQUITY:                   $26,451,359  $100,506,129     $74,951,359    $20,927,354      $222,836,201


See accompanying notes to financial statements.

        PAGE 6

                 GENERAL SIGNAL CORPORATION SAVINGS AND STOCK OWNERSHIP PLAN
                              Statement of Financial Condition
                                       December 31, 1992
Assets                                     Fidelity     Fixed Income    General Signal    S&P
                                           Puritan      Fund            Common Stock      500 Equity
                                           Fund                         Fund              Index Fund     Total


Investments, at market:
  General Signal Corporation Common Stock,
  2,257,428 shares (cost $53,385,852)     $       --   $            --  $68,851,554    $         ---    $   68,851,554

  Bankers Trust S&P 500 Equity Index Fund,
  24,489.83  shares (cost $14,827,774)            --                --           --       21,740,393        21,740,393

  Fidelity Puritan Fund, 921,823.89 shares
  (cost $12,744,060)                      13,587,684                --           --              ---        13,587,684

  Guaranteed interest contracts (note 2)          --       113,456,780           --              ---       113,456,780

Dividends and interest receivable                 --         1,427,927      507,864              ---         1,935,791

Cash                                           4,516            23,317           32            4,517            32,382

Contributions receivable:
  Employee                                   165,098           808,982      495,295          181,608         1,650,983
  Employer                                                                  893,740                            893,740

Other assets                                  12,083            59,205       36,248           13,291           120,827

TOTAL ASSETS                             $ 13,769,381   $   115,776,211 $ 70,784,733    $  21,939,809   $   222,270,134

Liabilities and Participants' Equity
Liabilities:
  Advances from General Signal          $     70,000   $       490,000 $    600,000    $      80,000   $     1,240,000
  Distributions payable                      336,699         3,553,835    1,649,880          703,881         6,244,295
  Due to/(from) other funds               (2,216,972)        3,075,863      393,193       (1,252,084)              -0-
Participants' equity                      15,579,654       108,656,513   68,141,660       22,408,012       214,785,839

  TOTAL LIABILITIES AND
  PARTICIPANTS' EQUITY                 $  13,769,381     $ 115,776,211 $ 70,784,733     $ 21,939,809   $   222,270,134

See accompanying notes to financial statements.

        PAGE 7

             GENERAL SIGNAL CORPORATION SAVINGS AND STOCK OWNERSHIP PLAN
               Statement of Income and Changes in Participants' Equity
                For the fiscal year ended December 31, 1993
                                        Fidelity       Fixed Income        General Signal         S&P
                                         Puritan               Fund          Common Stock  500 Equity
                                            Fund                                     Fund  Index Fund     Total
Investment Income:
  Interest                              $        23    $  6,946,359       $      1,996     $        32    $  6,948,410
  Dividends                                 970,607               0          1,539,999               8       2,510,614
  Realized gain/(loss) on investments
  (note 4)                                2,511,968               0          4,834,502       2,249,839       9,596,309
  Increase/(decrease) in unrealized
  appreciation (note 5)                     312,940               0          3,618,799         (36,408)      3,895,331

                                          3,795,538       6,946,359          9,995,296       2,213,471      22,950,664

Contributions (notes 2 and 3):
  Participating employees                 2,224,560       8,356,974         5,574,474        2,114,542      18,270,550
  Employer-net of forfeitures
  of $172,221                                     0               0         9,073,707                0       9,073,707

                                          2,224,560       8,356,974        14,648,181        2,114,542      27,344,257

Interfund transfers                      10,586,149      (5,495,864)       (4,454,298)        (635,987)              0

Withdrawals by participating employees
  (note 2)                               (4,284,659)    (18,871,099)       (10,992,012)     (3,305,437)    (37,453,207)

Loans to participants (note 2)             (201,367)       (986,842)          (161,209)       (113,580)     (1,462,998)
Loan repayments                             157,897         693,956            402,201         172,513       1,426,567

Assets transferred from prior trustee        71,810          75,066             32,759          49,688         229,323

Assets transferred to successor trustee  (1,545,669)     (6,094,549)        (5,746,324)     (2,806,366)    (16,192,908)

Expenses                                          0         (56,082)                 0         (19,302)        (75,384)
  Net changes in participants' equity   $10,804,259    $(15,432,081)      $  3,724,594     $(2,330,458)   $ (3,233,686)

Participants' equity, December 31, 1992  15,579,654     108,656,513         68,141,660      22,408,012     214,785,839
Participants' equity, December 31, 1993 $26,383,913    $ 93,224,432        $71,866,254     $20,077,554    $211,552,153

See accompanying notes to financial statements.

        PAGE 8

             GENERAL SIGNAL CORPORATION SAVINGS AND STOCK OWNERSHIP PLAN
               Statement of Income and Changes in Participants' Equity
                For the fiscal year ended December 31, 1992
                                        Fidelity       Fixed Income        General Signal         S&P
                                         Puritan               Fund          Common Stock  500 Equity
                                            Fund                                     Fund  Index Fund     Total
Investment Income:
  Interest                              $        23    $     8,074,974    $        5,936   $        34    $   8,080,967
  Dividends                                 626,758                 --         1,969,302            --        2,596,060
  Realized gain/(loss) on investments
  (note 4)                                  630,071                 --         1,904,039       900,295        3,434,405
  Increase/(decrease) in unrealized
  appreciation (note 5)                     365,106                 --         6,865,767       733,703        7,964,576

                                          1,621,958          8,074,974        10,745,044     1,634,032       22,076,008

Contributions (notes 2 and 3):
  Participating employees                 1,783,603         10,606,844         4,814,373     1,920,525       19,125,345
  Employer-net of forfeitures                10,000            210,000         9,172,812        30,000        9,422,812
  of $217,569

                                          1,793,603         10,816,844        13,987,185     1,950,525       28,548,157

Interfund transfers                       5,284,929         (4,822,256)       (3,650,147)    3,187,474               --

Withdrawals by participating employees
  (note 2)                               (1,113,258)       (13,978,765)       (7,388,329)   (2,964,518)     (25,444,870)

Loans to participants (note 2)             (149,578)        (1,399,950)         (204,723)     (164,198)      (1,918,449)
Loan repayments                              96,843            667,235           320,371       122,676        1,207,125

Assets transferred from prior trustee
                                                 --                 --                --            --               --

 Assets transferred to successor trustee
                                                 --                 --                --            --               --

Expenses                                         --            (22,500)               --       (22,818)         (45,318)
  Net changes in participants' equity     7,534,497           (664,418)       13,809,401     3,743,173       24,422,653

Participants' equity, December 31, 1991   8,045,157        109,320,931        54,332,259    18,664,839      190,363,186
Participants' equity, December 31, 1992 $15,579,654    $   108,656,513    $   68,141,660   $22,408,012    $ 214,785,839

See accompanying notes to financial statements.
                                                    -8-

                        GENERAL SIGNAL CORPORATION
                     SAVINGS AND STOCK OWNERSHIP PLAN

                       Notes to Financial Statements

1.   Summary of Significant Accounting Policies

     Investments

The market values of equity securities owned by the General Signal Corporation Savings and Stock Ownership Plan (the "Plan") are based upon the closing market quotation on December 31 of the respective plan year. Gains and losses from the distribution and disposition of equity securities are determined based upon the average cost of the applicable securities.

The investments of the fixed income fund are currently invested in investment contracts issued by various insurance companies and banks, as well as in U. S. Government mortgage-backed securities. (see note 2) These investments are valued at historical costs.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Withdrawals and Loans

Withdrawals and loans are payable as of the Valuation Date (March 31, June 30, September 30 or December 31) for all withdrawal and loan requests received at least 15 days prior to the Valuation Date (see note 2). Withdrawal and loan requests received in October, November and December of 1993 became payable as of December 31, 1993 in the aggregate amount of $10,025,712.

2.   Plan Description

The purpose of the Plan is to encourage employees to make and continue careers with the Employer by providing eligible employees with a vehicle to save part of their income on a regular and long-term tax-deferred basis, to strengthen their interest in the Corporation and its profitability by the investment of Employer contributions in Corporation Common Stock, and to provide a supplemental source of retirement income. As used in the Plan, the term "Employer" means the Corporation and any other organization which is designated by appropriate action of the Corporation's Corporate Pension Board (the "Board") as a participating employer under the Plan, and which adopts the Plan by appropriate action of its board of directors or other governing body, as applicable.

The Plan is an individual account plan under which a participant's benefits are based on amounts contributed to the Plan by the participant and by the Employer on his behalf, as adjusted by income, expenses, gains and losses which may be allocated to such participant's accounts under the Plan.

The Plan is intended to comply with the provisions of Section 404(c) of the Employee Retirement Income Security Act of 1974, as amended and that as a result the fiduciaries of the Plan may be relieved of liability for any losses which result from the investment instructions given by a participant.

Tax Deferred and Taxed Contributions - Each employee who elects to participate in the Plan (a "Member") may elect to have his Employer make contributions to the Plan on his behalf from such Member's total earnings paid by an Employer ("Compensation") by a periodic payroll reduction in an amount equal to at least 3% but not more than 17% of his Compensation (in whole percentages), as determined by the Member ("Tax Deferred Contributions").

A Member may also elect to make contributions to the Plan on an after-tax basis ("Taxed Contributions") from his Compensation by periodic payroll deduction in an amount not to exceed 10% of his Compensation (in whole percentages), subject to a minimum of 3% of Compensation for a Member who has not elected any Tax Deferred Contributions. The aggregate percentage of Tax Deferred Contribu-tions and Taxed Contributions may not exceed 17% of the Member's Compensation for any period. Tax Deferred Contributions and Taxed Contributions will hereinafter be collectively referred to as "Member Elected Contributions".

A Member's Tax Deferred Contributions may not exceed $7,000 (subject to cost-of-living adjustment-$8,994 for 1993 and $9,240 for 1994) for any calendar year. To the extent an election of Tax Deferred Contributions would exceed this limitation for any Member, it shall automatically be treated as an election of Taxed Contributions (subject to the 10% limitation on Taxed Contributions).

A Member may discontinue or change his rate of Member Elected Contributions as of any quarterly Enrollment Date on at least 15 days prior written notice to his Employer. A Member may not have discontinued contributions made up, but may resume having contribu-tions made on his behalf as of any quarterly Enrollment Date by filing the appropriate enrollment application.

Matching Contributions - On behalf of each Member in its employ who has completed one year of Continuous Employment and is having Tax Deferred Contributions made to this Plan or has contributed Tax Deferred Contributions on a year to date basis equal to 3% of his Compensation for the entire Plan Year, each Employer will make matching contributions ("Matching Contributions")to the Plan for each month, out of current or accumulated earnings and profits, equal to either 4% of each such Member's Compensation if such Member elected to invest at least 3% of such Member's Compensation for such period in the Company Stock Fund or 3% of each such Member's Compensation if such Member did not elect to invest at least 3% of such Member's Compensation for such period in the Company Stock Fund, less any amount of forfeitures then to be applied to reduce such Matching Contributions.

The portion of the Plan consisting of Matching Contributions (and any income, expenses, gains and losses allocable thereto) is intended to constitute a stock bonus plan under Section 401(a) of the Code which qualifies as an Employee Stock Ownership Plan ("ESOP") under Section 4975(e)(7) of the Internal Revenue Code
(the "Code"). Accordingly, Matching Contributions shall be invested in Corporation Common Stock but may be held in invest-ments of a short-term nature pending investment in Corporation Common Stock. Certain additional provisions set forth in the Plan will apply if the Plan incurs an "Acquisition Loan" to acquire shares of Corporation Common Stock.

Member Elected Contributions and Matching Contributions are paid monthly to The Chase Manhattan Bank, N.A. (the "Trustee"). The Member Elected Contributions will be invested in one or more Investment Funds which are made available from time to time by the Board for such purpose as selected by the Member in 25% increments; provided, however, that if the Member elects to invest 3% of such Member's Compensation in the Company Stock Fund, the applicable 25% increments shall apply to any additional Member Elected Contribu-tions. The current Investment Funds available are as follows:

(A) Fidelity Puritan Fund - The Fidelity Puritan Fund is primarily an income fund with a secondary emphasis on growth. The fund's investment emphasis is on producing income while preserving the capital of its investors. However, since the portfolio is comprised of common and preferred stocks, as well as bonds, the fund may also obtain growth of capital. The Fidelity Puritan Fund is a mutual fund managed by Fidelity Management & Research Company.

(B) Fixed Income Fund - The purpose of the Fixed Income Fund is to provide a way to achieve steady income with Member Elected Contributions. As of August 6, 1992, this fund is managed by Bankers Trust Investment Management Group ("BTIMG"). Due to the size of assets managed and experience in managing similar funds, BTIMG is able to obtain competitive rates on a daily basis, thoroughly research and monitor the credit quality of the issuers and provide adequate liquidity and diversification of the portfolio. The fund is currently invested in investment contracts issued by various insurance companies and banks, as well as in U.S. Government mortgage-backed securities. These investments are typically unsecured contractual obligations under which the issuer agrees to repay principal and accrued interest over a specified period of time. The terms, interest rates and the duration of the investment contracts will vary from time to time depending on the terms negotiated and on prevailing interest rates. The interest rate earned by Members is a composite reflecting the weighted average of all investments in the Fixed Income Fund, and it changes quarterly. While the contracts provide for the return of principal and a fixed rate of interest for a specified period of time, the Corporation has no control over the investment policies or fund management of the institutions and can assume no responsibility for any losses a Member may experience by investing in the Fixed Income Fund. Therefore, the creditworthiness of each issuer should be considered in the evaluation of this fund.

The Plan has investments in guaranteed interest contracts with the following companies at December 31, 1993 and December 31, 1992:

                        December 31,            December 31,
                           1993                     1992


CNA Ins. Co.                $ 5,814,877          $ 19,680,097
Metropolitan Life            11,024,216            11,022,264
Mutual Benefit Life          20,278,355            20,580,941
Principal Mutual              7,188,363             6,734,611
Prudential Asset Management   3,332,946             7,420,838
Prudential Insurance Co.     11,028,468            10,960,045
State Mutual                 10,613,983            10,613,983
Union Bank of Switzerland    23,956,808            26,444,001

Investments in guaranteed
   interest contrats       $  93,238,016         $113,456,780

(C) Company Stock Fund - The Company Stock Fund is available for employees who choose to invest in shares of General Signal Corporation Common Stock. The purpose of this fund is to provide employees the opportunity to invest directly in the Corporation and share in its future. Member Elected Contributions and dividends will be invested in whole and fractional shares of Corporation Common Stock. Shares will be purchased on the open market or directly from the Corporation out of its treasury shares at the fair market value of the stock under the direction of the Trustee.

(D) S&P 500 Equity Index Fund - The assets of the S&P 500 Equity Index Fund are invested in a Standard & Poor's 500 Equity Index Fund managed by Bankers Trust Company. The objective of the fund is to provide investment results which approximate the overall performance of the common stocks included in the Standard and Poor's Composite Index of 500 stocks.

The Trustee or the investment manager, as the case may be, may in its discretion temporarily invest any part of any Fund in selected short-term investments either through direct investment or through the medium of a commingled fund or funds. Amounts held in the Trust from time to time pending investment in the applicable investment fund, or pending payment of a withdrawal or distribution may be held by the Trustee uninvested or may be invested in short-term instruments at the direction of the Corporation.

Upon 15 days advance written notice, a participating employee may on the applicable January 1, April 1, July 1, or October 1, change the allocation of his future contributions, and may elect to transfer his Member Elected Contributions from one investment option to another. Employer contributions are invested in General Signal Common Stock. Once an employee attains age 55 and has completed five years of continuous employment, he may transfer (in 25% increments) Matching Contributions to the three other investment funds.

The number of participants in each investment fund at December 31, 1993 was as follows:

          Fidelity Puritan Fund -           2,485
          Fixed Income Fund -               5,686
          Company Stock Fund-               7,210
          S&P 500 Equity Index Fund -       2,196

Withdrawals are provided for in the following order:

Under certain circumstances (as described below), a Member may make withdrawals from his Accounts while he is still an employee. Each Member is entitled to two withdrawal requests during any calendar year. All withdrawals must be made as of the Valuation Date which follows by at least 15 days the date on which the Board receives notice of the withdrawal request. Payment to a Member will occur approximately 6 weeks after the Valuation Date. No investment experience will be applied to the withdrawal after the Valuation Date.

Withdrawals made prior to termination of employment with the Employer will be charged (i) first, to the Member's Taxed Contribu-tion Account; (ii) second, the Member's Matured Stock Account (vested portion of Matching Contributions), provided that withdraw-al of amounts attributable to Matching Contributions made less than 24 months prior to the effective date of the withdrawal may not be made by one who has not been a Member for at least 60 months prior to that effective date; and (iii) third, to the Member's Tax Deferred Contribution Account but only if the withdrawal is on account of hardship and is approved by the Board. However, only the amount of the Tax Deferred Contributions (but no earnings thereon) may be included in a hardship withdrawal on or after January 1, 1989. The withdrawal may be authorized only to the extent necessary to satisfy the hardship.

In addition, pursuant to rules and regulations established by the Board, a Member may obtain a loan from the Plan which shall be charged against such Member's Accounts. The amount of such a loan may not in the aggregate exceed the balance in the Member's Accounts exclusive of amounts attributable to Matching Contribu-tions made on his behalf (whether vested or unvested). The Board shall prescribe the interest rate charged on loans, the maximum loan term, the minimum and maximum amounts of loans, the security for loans (which shall include the value of a Member's Accounts), the method and timing of repayment and other requirements as it shall deem appropriate, subject to Internal Revenue Code and Department of Labor regulations. Loans shall be available to all Members on a non-discriminatory basis.

Upon a Member's termination of service by reason of retirement, after completion of at least five years of continuous employment, disability or death, the balance of his Accounts will be distribut-ed to him (or in the case of his death, to his beneficiary) as soon as practicable following the Valuation Date coincident with or next following such termination of service.

The payment of benefits shall commence not later than April 1 of the calendar year next following the calendar year in which the Member attains age 70-1/2.

Other Termination of Employment - If a Member terminates employment with the Employer for any reason other than death, disability or retirement, and prior to completion of five years of continuous employment, he must elect either:

(A) to make one last in-service withdrawal of all or part of his Taxed Contribution Account and his Matured Stock Account and to leave the balance of his Accounts in the Plan until his rights to all Matching Contributions have become nonforfeitable;

(B) to receive the value of all of his Accounts (other than his Matching Contribution Account), and to forfeit his unvested Matching Contribution Account subject to the Member's right to restore such forfeited amount in accordance with the Plan; or

(C) to defer receipt of all amounts until his rights to all Matching Contributions credited to his Matching Contribution
Account on the date of his termination of employment become nonforfeitable.

A Member electing to defer receipt of his Accounts at termination under (A) or (C) above may nevertheless elect at some subsequent date, before all Matching Contributions have become nonforfeitable, to receive the value of all his Accounts together with all Matching Contributions which at that date have become nonforfeitable in accordance with (B) above.

If the amount credited to a Member's Accounts exceeds $3,500, the distribution will not commence prior to the Member's attainment of age 62 unless the Member consents to the distribution.

If a Member's employment with the Employer terminates and he is not reemployed before incurring five consecutive one-year breaks in service, the balance of his Matching Contributions Account will be forfeited as of December 31 of the calendar year in which occurs the fifth such consecutive one-year break in service. Amounts forfeited on account of termination of employment prior to vesting will be applied, as soon as practicable, to reduce the Employer's Matching Contributions to the Plan.
                                      -15-
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        Page 16

3.  Vesting Rights of Members

The portion of a Member's account which consists of his contribu-tions and the net investment income allocated thereto is 100% vested at all times. The portion of a Member's account which consists of Matching Contributions and the net investment income allocated thereto becomes vested after an employee completes 5 years of continuous employment, attains age 55 and terminates employment, becomes disabled or dies or after the end of the third full calendar year following the calendar year for which such contributions were made. Members will be fully vested in the event the Plan is terminated.


4.  Realized Gain (Loss) on Sales of Investments

                                  YEAR ENDED DECEMBER 31

                                      1993             1992
Fidelity Puritan Fund
Proceeds received on sales         $ 6,827,314     $  1,422,151
Cost of shares sold                  4,315,346          792,080

Realized gain/(loss)               $ 2,511,968     $    630,071

General Signal Common Stock
Proceeds received on sales         $20,797,149     $  8,626,767

Cost of shares sold                $15,962,646     $  6,722,728

Realized gain/(loss)               $ 4,834,502     $  1,904,039

S&P 500 Equity Index Fund
Proceeds received on sales         $ 7,130,466     $  3,063,513

Cost of shares sold                $ 4,880,627     $  2,163,218

Realized gain/(loss)               $ 2,249,839     $    900,295

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        PAGE 17


5.  Unrealized Appreciation (Depreciation) of Investments

                                    YEAR ENDED DECEMBER 31

                                        1993          1992


    Fidelity Puritan Fund
    Unrealized appreciation
    (depreciation)
    at:  Beginning of fiscal year  $   843,625    $     478,519
         End of fiscal year          1,156,565          843,625
         Increase/(decrease)       $   312,940    $     365,106

    General Signal Common Stock
    Unrealized appreciation
    (depreciation)
    at:  Beginning of fiscal year  $15,465,702     $  8,599,935
         End of fiscal year         19,084,501       15,465,702
         Increase/(decrease)       $ 3,618,799     $  6,865,767


    S&P 500 Equity Index Fund
    Unrealized appreciation
    (depreciation)
    at:  Beginning of fiscal year  $ 6,912,619      $  6,178,916
         End of fiscal year          6,876,211         6,912,619
         Increase/(decrease)       $   (36,408)     $    733,703

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        PAGE 18


6.  Federal Income Taxes

The Plan has secured a favorable determination as a qualified plan under Section 401(a) of the Code and that the Trust created under the Plan is exempt from Federal income tax under Section 501(a) of the Code. The participating employees are not subject to Federal Income Tax on investment income or on the Tax Deferred Contribu-tions and Matching Contributions until such funds are distributed from the Plan.


7.  Administrative Costs

All costs of administering the Plan are borne by the Corporation on behalf of the Plan; provided, however, that on and after April 1, 1991, that all investment expenses related to each applicable investment fund will be paid pro rata from the accounts of each Member's share of such investment fund.

8. Investment in Mutual Benefit Life Insurance Company Guaranteed Investment Contract

In 1991, the Plan entered into a Guaranteed Investment Contract
("GIC") with Mutual Benefit Life Insurance Company (Mutual Benefit). The GIC was scheduled to begin payouts of interest on March 1, 1992 and was to mature in three installments (September
1993, March 1994 and September 1994).

On July 16, 1991, Mutual Benefit was placed in rehabilitory conservatorship by a New Jersey state court, which resulted in a freeze on withdrawals. This resulted from Mutual Benefit's request to the New Jersey State Insurance Commissioner to place the company in a "rehabilitation" status following unusually large and unexpected demands for cash withdrawals. Mutual Benefit requested this action to protect its assets from the continued drain of these withdrawals. Mutual
Benefit has continued to make regular payments to policy-holders and to pay death benefits. However, group annuity payments, which included the Plan's GIC, have been temporarily suspended. Upon the scheduled payment of interest or principal on its existing GIC contracts, Mutual Benefit has been retaining the policy proceeds and declaring a "rollover" rate on such funds.

On January 28, 1994, the Superior Court of New Jersey issued an order approving the final Plan of Rehabilitation for Mutual Benefit. Each contract has been restructured and transferred to MBL Life Assurance Corporation.
Upon the plan, contractholders may elect to receive their contract value less a 45% penalty in 1994. Alternatively, contractholders may elect to receive their contract value plus interest (at a rate which will depend on the performance of underlying assets) over a five year period beginning in the year 2000. In addition, Mutual Benefit may defer distribution of the contract value for an additional seven years if necessary to satisfy obligations to all contractholders. Since the rehabilitation plan provides for the payment of 100% of the principal amount of the contract and it is the plan sponsor's current intention to select the option to continue to hold the contract to maturity, the contract is recorded at 100% of its contract value in the financial statements.



9.  Amendment

     The Plan was amended effective as of January 1, 1994 to comply with the compensation limit of $150,000 under Section 401(a)(17) of the Internal Revenue Code.



                                -19-
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